October 6, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Tyler Howes and Chris Edwards

Re: Psyence Biomedical Ltd.

Registration Statement on Form F-3

Filed August 6, 2025

File No. 333-289285

On behalf of Psyence Biomedical Ltd. (the “Company”), we respectfully submit this response to the Staff’s comment letter dated August 13, 2025 regarding the above-referenced Registration Statement on Form F-3 (the “Registration Statement”).

Registration Statement on Form F-3 – General

Comment: We note your registration statement relates to the resale of common shares to be issued under an equity line financing arrangement. Securities Act Sections Compliance and Disclosure Interpretations Question 139.13 states that in order for shares to be registered on a resale basis under an equity line financing, the resale registration statement must be on a form that the company is eligible to use for a primary offering. Given that the aggregate market value of your common equity held non-affiliates does not exceed the $75 million threshold specified in General Instruction I.B.1 of Form F-3, it does not appear that the company is eligible to use Form F-3 for a primary offering. Please provide us with an analysis supporting your determination that the offering may be registered on Form F-3, or amend your registration statement accordingly.

Response: The Company acknowledges the Staff’s comment. In response, the Company will file Pre-Effective Amendment No. 1 on Form F-1 (“Form F-1/A”) converting the Registration Statement to Form F-1 pursuant to Rule 401. Accordingly, the Company is not seeking to rely on Form F-3 eligibility for this offering and believes the forthcoming Form F-1/A will address the Staff’s comment in full.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact the Company’s legal counsel, Ari Edelman, at ari@edelmanlegal.com or by telephone at (845) 533-3435.

Sincerely,

By:	/s/ Warwick Corden-Lloyd
Name:	Warwick Corden-Lloyd
Title:	Chief Financial Officer, Psyence Biomedical Ltd.